Exhibit 99.2

[Linklaters Loesch]

Avocats	35 Avenue John F. Kennedy P.O. Box 1107 L-1011 Luxembourg Telephone (352) 26 08 1 Facsimile (352) 26 08 88 88 janine.biver@linklaters.com

To :

Telecom Italia Capital

12 rue Eugene Ruppert

L-2453 Luxembourg

- and -

Telecom Italia S.p.A.

Piazza degli Affari, 2

20123 Milan

Italy

18 July 2006

Dear Sirs,

Re: Telecom Italia Capital US$ 750,000,000 6.20% Guaranteed Senior Notes due 2011, US$1,000,000,000 7.20% Guaranteed Senior Notes due 2036 and US$850,000,000 Guaranteed Senior Floating Rate Notes due 2011 guaranteed on a senior, unsecured basis by Telecom Italia S.p.A. (the “Notes”) issued pursuant to the indenture dated 6 October 2004 (the “Indenture”) among Telecom Italia Capital, Telecom Italia S.p.A. and JPMorgan Chase Bank, N.A., as amended by the Third Supplemental Indenture dated July 18, 2006, among Telecom Italia Capital, Telecom Italia S.p.A. and J.P. Morgan Chase Bank, N.A.

1	Introduction

We have acted as Luxembourg legal advisers to Telecom Italia Capital (the “Company”) in connection with the issue of the Notes.

2	Scope of Inquiry

For the purpose of this opinion, we have examined the following documents (the documents mentioned in paragraphs 2.2 to 2.7, hereafter referred to as the “Issue Documents”):

Linklaters is a partnership under English law. A list of the names of the partners and their professional qualifications is available on www.linklaters.com or on request from the above address.

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2.1	a copy of the registration statement on Form F-3 (Reg. Nos. 333-127351 and 333-127351-01) filed with the United States Securities and Exchange Commission on August 9, 2005 by the Company and the Guarantor for the purpose of registering under the United States Securities Act of 1933, as amended, U.S. $10,000,000,000 aggregate principal amount of notes which may be issued by the Company (the “Registration Statement”);

2.2	a copy of the prospectus dated 30 August 2005 relating to the US$10,000,000,000 aggregate principal amount of notes which may be issued by the Company (the “Base Prospectus”);

2.3	a copy of the preliminary prospectus supplement dated 10 July 2006 (the “Preliminary Prospectus Supplement”); hereinafter together with the Base Prospectus, the “Pricing Prospectus”.

2.4	a copy of the prospectus supplement dated 11 July 2006 (the “Final Prospectus Supplement”); hereinafter together with the Base Prospectus, the “Prospectus”.

2.5	a copy of the Indenture dated 6 October 2004 among the Company, Telecom Italia S.p.A. as guarantor (the “Guarantor”) and JPMorgan Chase Bank, N.A., as Trustee (the “Trustee”) (the “Indenture”);

2.6	a copy of the third supplemental indenture dated 18 July 2006 among the Company, the Guarantor and the Trustee (the “Third Supplemental Indenture”);

2.7	a copy of the underwriting agreement dated 11 July 2006 among the Company, the Guarantor, Lehman Brothers Inc. and J.P. Morgan Securities Inc. as representatives of the several Underwriters listed in Schedule 1 to the Pricing Agreement (as defined below) (the “Underwriting Agreement”);

2.8	a copy of the pricing agreement dated 11 July 2006 between the Company, the Guarantor, Lehman Brothers Inc. and J.P. Morgan Securities Inc. as representatives of the several Underwriters (the “Pricing Agreement”);

2.9	a copy of an excerpt of the resolutions of the Board of Directors of the Company, authorizing the issue of the Notes dated 12 May 2006 (the “Resolutions”);

2.10	a copy of the coordinated articles of association of the Company dated 16 January 2003 (the “Articles of Association”); and

2.11	an excerpt from the Luxembourg Register of Commerce and Companies relating to the Company dated 19 May 2006 (the “Excerpt”).

Terms defined in the Issue Documents shall have the same meaning herein, unless the context requires otherwise and subject to any contrary indication.

3	Assumptions

For the purposes of this opinion, we have assumed:

3.1	the genuineness of all signatures on all documents submitted to us as originals and the completeness and conformity to originals thereof of all documents submitted to us as copies or specimens;

3.2	the due authorization, execution and delivery of the Issue Documents by the parties thereto other than the Company, and the power, authority and legal right of the parties thereto other than the Company, to enter into, execute, deliver and perform their respective obligations thereunder, and compliance with all applicable laws and regulations, other than Luxembourg law;

3.3	that all authorizations and consents of any authority of any country other than the Grand Duchy of Luxembourg (“Luxembourg”) which may be required for the Company in connection with the execution, delivery and performance of the Issue Documents and the issue of the Notes have been or will be obtained;

3.4	to the extent that the relevant documents are governed by New York law, that all such relevant documents are valid, binding and enforceable under New York law;

3.5	that the Notes will not be the subject of a public offering in Luxembourg unless and until the relevant requirements of Luxembourg law concerning public offerings of securities have been fulfilled;

3.6	that the Luxembourg Stock Exchange will admit the Notes to listing on the Luxembourg Stock Exchange;

3.7	that legal proceedings pertaining to the Issue Documents and the Notes will be brought in New York courts;

3.8	that the Resolutions remain in full force and effect without modification;

3.9	that the names of the holders of the Notes in registered form will be duly entered into the noteholders’ register maintained at the registered office of the Company (the “Noteholders’ Register”); and

3.10	the Articles of Incorporation and the Excerpt are up-to-date.

3.11	that there is nothing in any law, other than as described above or under the laws of Luxembourg, that affects our opinion.

4	Opinion

Based on the documents referred to in paragraph 2 above, subject to the assumptions made in paragraph 3 above and subject to the qualifications in paragraph 5 below, we are of the following opinion:

4.1	The Company is a company with limited liability (société anonyme) duly organized and validly existing under the laws of Luxembourg, with power to enter into and perform its obligations under the Issue Documents and to issue the Notes and to perform its obligations under the Notes.

4.2	Assuming the Indenture constitutes a valid and binding instrument of the Company under the laws of the State of New York, the Indenture has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding instrument of the Company enforceable in accordance with its terms.

4.3	The Notes to be issued by the Company have been duly authorized by the Company, the certificates evidencing the promise of the Company to make certain payments to the registered holders of the Notes, when duly executed by an authorized representative of the Company appointed in accordance with the Resolutions, will have been duly executed and delivered and the Notes, when the holders of the Notes in registered form have been duly registered in the Noteholders’ Register, will be issued and constitute the valid and legally binding obligations of the Company enforceable in accordance with their terms.

5	Qualifications

Our opinion as to the enforceability of the Issue Documents and the Notes is subject to the following qualifications:

5.1	The binding effect and validity of the Issue Documents and the Notes and their enforceability against the Company are subject to limitations by reason of bankruptcy, insolvency, moratorium, controlled management, general settlement with creditors, reorganization, or similar laws relating to or affecting the rights of creditors generally.

5.2	Any obligation to pay a sum of money in a currency other than the Euro will be enforceable in Luxembourg in terms of Euro only. Monetary judgments may be expressed in a foreign currency or its Euro equivalent at the time of judgment or payment.

5.3	Certain obligations other than payment of money obligations may not be the subject of specific performance pursuant to Court orders, but may result in damages only.

5.4	A certificate, calculation or determination of any party to the foregoing instruments as to any matter provided therein might be held by a Luxembourg Court not to be conclusive, final and binding notwithstanding any provision in this regard if, for example, it could be shown to have an unreasonable or arbitrary basis or in the event of manifest error.

5.5	A Luxembourg Court may refuse to give effect to a purported contractual obligation to pay costs imposed upon another party in respect of the costs of any unsuccessful litigation brought against that party before a Luxembourg Court and the Luxembourg Court may not award by way of costs all of the expenditure incurred by a successful litigant in proceedings brought before a Luxembourg Court.

5.6	The provisions in jurisdiction clauses contained in some of the Issue Documents whereby the taking of proceedings in one or more jurisdictions shall not preclude the taking of proceedings in any other jurisdiction, whether concurrently or not, might not be enforceable in a Luxembourg Court. If proceedings were previously commenced abroad between the same parties and on the same grounds as proceedings in Luxembourg, a plea of pendency might be entered in the Luxembourg Court and proceedings stayed pending the termination of the proceedings abroad.

5.7	Even in the presence of a contractual provision allowing the service of process against the Company to a service agent or any other third party appointed to such effect, Luxembourg statutory provisions alternatively allow the valid service of process against the Company in accordance with applicable laws at the registered office of the Company.

5.8	Claims may become barred under statutory limitations period rules.

5.9	Claims may be or become subject to defenses of set-off or counterclaims.

5.10	We express no opinion as to the accuracy of any warranties given by the Company (expressly or impliedly) under or by virtue of the Issue Documents, save if and insofar as the matters warranted are the subject of specific opinions in this matter.

5.11	Where obligations are to be performed in a jurisdiction outside Luxembourg they may not be enforceable in Luxembourg to the extent that performance would be illegal under the laws of that other jurisdiction.

5.12	The admissibility as evidence of any Note or the Issue Documents before a Luxembourg Court or Public Authority (“autorité constituée”) to which the Note or the Issue Documents are produced may require that the Note or the Issue Documents come with a complete or partial translation into French or German.

5.13	Obligations to make payments that may be regarded as penalties might not be enforceable in Luxembourg Courts.

5.14	According to Luxembourg law any term of any of the agreements herein referred to may be amended with the agreement of all the parties thereto orally or by conduct agreed by all the parties thereto, notwithstanding any provision to the contrary contained therein.

5.15	We reserve our opinion as to the extent to which a Luxembourg Court would, in the event of any relevant illegality, sever the offending provisions and enforce the remainder of the document that contains such provisions, notwithstanding any express provisions in this regard.

5.16	According to Luxembourg law, the certificated registered Notes do not represent ownership of registered Notes but are certificates evidencing the entries in the Noteholders’ Register. In case of discrepancy between these certificates, any register of noteholders maintained outside the registered office of the Company and the Noteholders’ Register maintained at the registered office of the Company, the entries into the Noteholders’ Register maintained at the registered office of the Company shall prevail as a rule.

5.17	In the absence of any case law, contractual clauses stipulating that money in the hands of persons which are Luxembourg entities or persons will be held in trust in Luxembourg might not be recognised by Luxembourg Courts.

This opinion is given on the basis that there will be no amendment to or termination or replacement of any of the documents, authorizations and consents referred to in paragraph 2 above.

6	Luxembourg Law

This opinion speaks as of its date and is confined to, and is solely given on the basis of, the laws of Luxembourg as applied by the Luxembourg Courts and as presently in force. We undertake no responsibility to notify any addressee of this opinion of any change in the laws of Luxembourg or their construction or application after the date of this opinion.

In this opinion, Luxembourg legal concepts are expressed in English terms and not in their original French terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. This opinion may, therefore, only be relied upon under the express condition that it is given under Luxembourg law and that any issues of interpretation arising thereunder will be governed by Luxembourg law and be brought before a Luxembourg Court.

We express no opinion as to any laws other than the laws of Luxembourg. In particular, we have made no independent investigation of the laws of New York as the basis for the opinion stated herein and we do not express or imply any opinion on such laws.

7	Reliance

This opinion is addressed to you solely for your benefit in connection with the issue of the Notes. It is not to be transmitted to anyone else nor to be relied upon by anyone else or for any purpose other than the purpose specified in the sentence above or, other than as set forth in the next succeeding paragraph, quoted or referred to in any public document or filed with anyone without our express consent.

We consent to the incorporation by reference of this opinion into the Registration Statement and to the use of our name under the heading “Validity of Notes and Guarantees” in the Preliminary Prospectus Supplement and the Final Prospectus Supplement, each relating to the Registration Statement. In giving such consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations of the United States Securities and Exchange Commission thereunder.

Yours faithfully,

Linklaters Loesch

by

/s/ Janine Biver

Janine BIVER